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                             February 2, 2023

       Mini Krishnamoorthy
       Chief Financial Officer
       KludeIn I Acquisition Corp.
       1096 Keeler Avenue
       Berkeley, CA 94708

                                                        Re: KludeIn I
Acquisition Corp.
                                                            Amendment No. 7 to
Registration Statement on Form S-4
                                                            Filed January 26,
2023
                                                            File No. 333-265952

       Dear Mini Krishnamoorthy:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 7 to Form S-4 filed January 26, 2023

       Risk Factors
       We have significant customer concentration..., page 72

   1. In this and the subsequent risk factor, please name the customer and channel partner that accounted for
approximately 30% of Near   s annual revenue for the year ended
                                                        December 31, 2021 and
for the nine months ended September 30, 2022.
       Employees, page 224

   2. We note your disclosure here reflects information as of September 30, 2022. Please revise to update this
information as of a more recent practicable date.
 Mini Krishnamoorthy
FirstName  LastNameMini
KludeIn I Acquisition Corp.Krishnamoorthy
Comapany2,NameKludeIn
February    2023         I Acquisition Corp.
February
Page 2 2, 2023 Page 2
FirstName LastName
Management of New Near Following the Business Combination, page 270

3. We note your disclosure on page 219 that Near has recently hired a Chief Revenue Officer to help scale Near's "land-and-expand" model. With a view toward revised disclosure, please tell us whether the Chief Revenue Officer is considered an executive officer or a significant employee and whether additional disclosure is required pursuant to
         Item 401(b) or (c) of Regulation S-K.
       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Joshua Shainess, Legal Branch Chief, at
(202) 551-7951
with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Benjamin S. Reichel